UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant's name into English)

4 Messogiou & Evropis Street 151 25 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 are the unaudited condensed consolidated balance sheet of June 30, 2011 and the statements of operations and cash flows for the six months ended June 30, 2011 and 2010 (the "Financial Information") of Euroseas Ltd. (the "Company").  The unaudited consolidated Financial Information was previously furnished with the Securities and Exchange Commission on August 10, 2011.

Exhibit 1

Euroseas Ltd.
Consolidated Condensed Statements of Operations
(All amounts expressed in U.S. Dollars – except share amounts)

	Six Months Ended June 30,	Six Months Ended June 30,
	2010	2011
	(unaudited)	(unaudited)
Revenues
Voyage revenue	28,443,513	31,073,588
Related party revenue	-	119,014
Commissions	(967,672)	(1,357,355)
Net revenues	27,475,841	29,835,247

Operating expenses
Voyage expenses	607,254	218,273
Vessel operating expenses	9,757,490	12,887,740
Drydocking expenses	1,850,763	2,276,954
Depreciation	8,805,492	9,174,278
Management fees	2,275,545	2,910,624
Other general and administrative expenses	2,035,587	1,584,531
Other income	(153,500)	(263,000)
Total operating expenses	25,178,631	28,789,400

Operating income	2,297,210	1,045,847

Other income/(expenses)
Interest and finance cost	(724,977)	(1,128,692)
Loss on derivatives, net	(4,347,934)	(435,091)
Realized & unrealized loss on trading securities	(80,509)	(119,766)
Foreign exchange (loss)/ gain	7,148	(21,545)
Interest income	385,959	112,091
Other expenses, net	(4,760,313)	(1,593,003)
Equity loss in joint venture	-	(16,348)
Net income / (loss)	(2,463,103)	(563,504)
Earnings (loss), per share, basic	(0.08)	(0.02)
Weighted average number of shares, basic	30,849,711	31,002,711
Earnings (loss), per share, diluted	(0.08)	(0.02)
Weighted average number of shares, diluted	30,849,711	31,002,711

Euroseas Ltd.
Consolidated Condensed Balance Sheets
(All amounts expressed in U.S. Dollars – except share amounts)

	December 31, 2010	June 30, 2011
	(unaudited)	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	34,273,518	29,509,285
Trade accounts receivable	1,563,761	1,776,287
Other receivables, net	6,693,985	2,352,975
Inventories	1,788,256	1,749,905
Due from related party	-	1,271,724
Restricted cash	976,714	871,118
Derivatives	574,336	853,522
Trading securities	263,223	143,457
Prepaid expenses	271,033	312,763
Total current assets	46,404,826	38,841,036

Fixed assets:
Vessels, net	255,412,434	246,238,156
Long-term assets:
Restricted cash	4,800,000	5,046,000
Deferred charges, net	599,374	522,925
Derivatives	-
Investment in joint venture	14,461,167	14,444,819
Total long-term assets	275,272,975	266,251,900
Total assets	321,677,801	305,092,936

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	13,472,000	13,662,000
Trade accounts payable	3,950,934	2,535,629
Accrued expenses	2,212,401	1,523,298
Accrued dividends	32,175	64,350
Deferred revenue	2,114,335	2,087,701
Derivatives	1,837,924	2,137,552
Due to related company	1,594,773	-
Total current liabilities	25,214,542	22,010,530

Long-term liabilities:
Long term debt, net of current portion	74,913,000	67,137,000
Derivatives	1,537,056	1,517,301
Fair value of below market time charter acquired	1,318,211	-
Total long-term liabilities	77,768,267	68,654,301
Total liabilities	102,982,809	90,664,831

Shareholders' equity:
Common stock (par value $0.03, 200,000,000
shares authorized, 31,002,211 issued and outstanding)	930,067	930,067
Preferred shares (par value $0.01, 20,000,000
shares authorized, no shares issued and outstanding)	-	-
Additional paid-in capital	236,279,931	236,639,011
Accumulated deficit	(18,515,006)	(23,140,973)
Total shareholders' equity	218,694,992	214,428,105
Total liabilities and shareholders' equity	321,677,801	305,092,936

Euroseas Ltd.
Consolidated Condensed Statements of Cash Flows
 (All amounts expressed in U.S. Dollars)

	Six Months Ended	Six Months Ended
	June 30, 2010	June 30, 2011
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	(2,463,103)	(563,504)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of vessels	8,805,492	9,174,278
Amortization of deferred charges	51,174	76,449
Amortization of fair value of time charters	(1,053,208)	(1,318,211)
Losses in investment in joint venture	-	16,348
Share-based compensation	335,769	359,079
Unrealized loss / (gain) on derivatives, net	(4,058,795)	687
Unrealized loss on trading securities	80,509	119,766
Changes in operating assets and liabilities	7,676,136	(2,327,709)
Net cash provided by operating activities	9,373,974	5,537,183

Cash flows from investing activities:
Purchase of vessels including improvements	(15,850,000)	-
Insurance proceeds	-	1,429,275
Change in restricted cash	(374,113)	105,596
Net cash (used in)/ provided by investing activities	(16,224,113)	1,534,871

Cash flows from financing activities:
Dividends paid	(3,084,971)	(4,030,287)
Offering expenses paid	(44,451)	-
Loan arrangements fees paid	-	(220,000)
Repayment of long-term debt	(5,775,000)	(7,586,000)
Net cash used in financing activities	(8,904,422)	(11,836,287)

Net decrease in cash and cash equivalents	(15,754,561)	(4,764,233)
Cash and cash equivalents at beginning of period	40,984,549	34,273,518
Cash and cash equivalents at end of period	25,229,988	29,509,285

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD. (registrant)

Dated: September 26, 2011	By:	/s/ Aristides J. Pittas
Aristides J. Pittas
President